FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues 33rd, 34th, 35th and 36th Series of Unsecured Straight Bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 14, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Issues 33rd, 34th, 35th and 36th Series of Unsecured Straight Bonds

Tokyo, September 14, 2012—Nomura Holdings, Inc. today announced that it has determined the terms of its 33rd, 34th, 35th and 36th series of unsecured straight bonds in the total principal amount of 57.3 billion yen. The 33rd and 34th series will be issued to retail investors in Japan and the 35th and 36th series will be issued to institutional investors in Japan. Terms of the issues are as outlined below.

33rd Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	24.6 billion yen

2.	Denomination of each Bond	1 million yen

3.	Issue Price	100% of the principal amount

4.	Interest Rate	0.81% per annum

5.	Offering Period	From September 18, 2012 to September 26, 2012

6.	Payment Date	September 27, 2012

7.	Interest Payment Dates	March 29 and September 29 each year

8.	Maturity Date	September 29, 2015

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Bond Administrator	Sumitomo Mitsui Banking Corporation Mizuho Trust & Banking Co., Ltd.

14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 33rd, 34th, 35th and 36th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

34th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	12.7 billion yen

2.	Denomination of each Bond	1 million yen

3.	Issue Price	100% of the principal amount

4.	Interest Rate	1.04% per annum

5.	Offering Period	From September 18, 2012 to September 26, 2012

6.	Payment Date	September 27, 2012

7.	Interest Payment Dates	March 29 and September 29 each year

8.	Maturity Date	September 29, 2017

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Bond Administrator	Sumitomo Mitsui Banking Corporation Mizuho Trust & Banking Co., Ltd.

14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 33rd, 34th, 35th and 36th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

35th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	10 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	100% of the principal amount

4.	Interest Rate	0.81% per annum

5.	Offering Period	September 14, 2012

6.	Payment Date	September 21, 2012

7.	Interest Payment Dates	March 18 and September 18 each year

8.	Maturity Date	September 18, 2015

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Fiscal Agent	Sumitomo Mitsui Banking Corporation

14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 33rd, 34th, 35th and 36th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

36th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	10 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	100% of the principal amount

4.	Interest Rate	1.04% per annum

5.	Offering Period	September 14, 2012

6.	Payment Date	September 21, 2012

7.	Interest Payment Dates	March 21 and September 21 each year

8.	Maturity Date	September 21, 2017

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Fiscal Agent	Sumitomo Mitsui Banking Corporation

14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Keiko Sugai

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the public offering for the 33rd, 34th, 35th and 36th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.